

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2025

Michael Rowe
Chief Executive Officer
Eyenovia, Inc.
23461 S. Pointe Drive, Suite 390
Laguna Hills, CA 92653

      Re: Eyenovia, Inc.
           Registration Statement on Form S-3
           Filed April 18, 2025
           File No. 333-286617

Dear Michael Rowe:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Julie M. Plyler, Esq.